UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAMBIUM LEARNING GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

13201A107
(CUSIP Number)

with a copy to:
Scott J. Troeller, President
VSS-Cambium Holdings III, LLC	Steven E. Siesser, Esq.
c/o Veronis Suhler Stevenson	Lowenstein Sandler PC
55 East 52nd Street, 33rd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10055	New York, NY 10020
(212) 935-4990	(212) 204-8688
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	13201A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

VSS-Cambium Holdings III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	32,181,068*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	32,181,068*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,181,068*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 75.1%*

14.	Type of Reporting Person (See Instructions): CO

* As of August 16, 2011, and as of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), may be deemed to beneficially own an aggregate of 32,181,068 shares of common stock, par value $0.001 per share (“Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”).  These 32,181,068 shares of Common Stock include 596,668 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person.  Thus, as of August 16, 2011 and as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own an aggregate of 32,181,068 shares of Common Stock, or 75.1% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 42,271,153 shares of Common Stock issued and outstanding as of July 31, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-34575), filed with the Securities and Exchange Commission on August 10, 2011.

       This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Reporting Person”), with the Securities and Exchange Commission on December 18, 2009 (the “Schedule 13D”).  The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.001 per share (“Common Stock”), of Cambium Learning Group, Inc., a Delaware corporation (the “Company”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer.

      The second sentence of Item 1 of the Schedule 13D is hereby deleted and replaced with the following:

                         The principal executive offices of the Company are located at 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287.

Item 2.   Identity and Background.

       The second sentence of the first paragraph under Item 2 of the Schedule 13D is hereby deleted and replaced with the following:

       The address of the principal office of the Reporting Person is c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.

       The second sentence of the first paragraph on Schedule A to the Schedule 13D is hereby deleted and replaced with the following:

       Each of Mr. Stevenson and Mr. Troeller is a citizen of the United Stated with a business address at c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is hereby amended such that the following paragraph shall be inserted at the end of such Item:

       All funds used to purchase the Subscription Shares (as such term is defined in Item 5 hereof) on behalf of the Reporting Person came from the capital contributions of certain of its members.

Item 4.   Purpose of Transaction.

       Item 4 of the Schedule 13D is hereby amended such that the following paragraph shall be inserted at the end of such Item:

       The Reporting Person acquired the Subscription Shares (as such term is defined in Item 5 hereof) for investment purposes.

Item 5.   Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of August 16, 2011 and as of the date of filing of Amendment No. 1 to this Schedule 13D (the “Filing Date”), the Reporting Person may be deemed to beneficially own 32,181,068 shares of Common Stock, including 596,668 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”) issued to the Reporting Person pursuant to the terms of the Merger Agreement.  Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 75.1% of the shares of Common Stock deemed issued and outstanding as of August 16, 2011 and as of the Filing Date.  The foregoing beneficial ownership percentages are based upon 42,271,153 shares of Common Stock issued and outstanding as of July 31, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (File No. 001-34575), filed with the Securities and Exchange Commission on August 10, 2011.  The Warrant may become exercisable for additional shares of Common Stock, in accordance with its terms.  See Item 6 of this Schedule 13D for additional information regarding the Warrant.

The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock described herein.  No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule A annexed hereto.

The Reporting Person exercised in full its subscription rights under the Stockholders Agreement (described in Item 6 hereof), and on August 16, 2011, purchased 7,246,376 shares of Common Stock (the “Subscription Shares”) at a purchase price of $2.76 per share, or an aggregate purchase price of $19,999,997.76.  The purchase price per share was equal to 90% of the volume-weighted average price of the Common Stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of Common Stock, in accordance with the terms of the Stockholders Agreement.  The Subscription Shares are included in the 42,271,153 shares of Common Stock beneficially owned by the Reporting Person.

Other than the acquisition of the Subscription Shares described in this Schedule 13D, during the past sixty (60) days on or prior to August 16, 2011 and from August 16, 2011 to the Filing Date, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named on Schedule A annexed hereto, has effected any transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011

VSS-CAMBIUM HOLDINGS III, LLC

	By:	/s/ Scott J. Troeller
Scott J. Troeller, President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).